PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 16, 2004

CAMBIOR APPOINTS JEAN-ANDRÉ ÉLIE TO ITS BOARD OF DIRECTORS

Cambior announces that is has appointed Mr. Jean-André Élie as an independent director to its Board of Directors. Mr. Élie will also be a member of the Audit Committee.

Mr. Jean-André Élie possesses vast experience as an officer of both medium and large sized companies. Mr. Élie sits on boards of several public and private companies, as well as non-profit organizations. Mr. Élie has an MBA from Western Ontario University (1968), a B.C.L. from McGill University (1965) and a B.A. from the University of Montreal (1962). Mr. Élie is also a member of the Quebec Bar Association.

Louis P. Gignac, President and Chief Executive Officer, stated, "We are very pleased to have Jean-André join us as an independent director of the Company. The shareholders will certainly benefit from his solid corporate and financial experience." Cambior's Board of Directors is currently comprised of eight (8) directors.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Internet: www.cambior.com
PR-2004-30